UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-13927
(A)	Full title of the plan and the address of the plan, if different from that of the issuer name below.

CSK Auto, Inc. Retirement Program
(B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSK Auto Corporation

645 East Missouri Avenue, Suite 400
Phoenix, Arizona 85012

REQUIRED INFORMATION

(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the CSK Auto, Inc. Retirement Program as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated June 29, 2005.

(b)	Exhibits. A consent of PricewaterhouseCoopers LLP is being filed as Exhibit A to this report.

CSK Auto, Inc. Retirement Program
Index to Financial Statements and Supplemental Schedule

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE*:

Schedule of Assets (Held at End of Year) as of December 31, 2004	7
Exhibit A

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSK AUTO, INC. RETIREMENT PROGRAM

/s/ Don W. Watson
Dated: June 29, 2005	Don W. Watson
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Participants and the Retirement Committee
of the CSK Auto, Inc. Retirement Program

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
June 29, 2005

CSK Auto, Inc. Retirement Program

Statements of Net Assets Available for Benefits
As of December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value	$69,438,675	$62,609,192
Participant loans	2,588,824	2,552,425

Total investments	72,027,499	65,161,617

Contributions receivable:
Participants	67,338	122,151
Employer	20,242	26,968

Total assets	$72,115,079	$65,310,736

Liabilities:
Excess employee deferrals	(380,209)	(295,466)

Net assets available for benefits	$71,734,870	$65,015,270

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2004

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,600,726
Interest and dividends	2,106,543

5,707,269

Contributions:
Participant contributions	4,698,811
Employer contributions	1,457,344

Total contributions	6,156,155

Total net additions	11,863,424

Deductions from net assets attributed to:
Benefits paid to participants	5,127,531
Administrative expenses	16,293

Total deductions	5,143,824

Increase in net assets available for benefits	6,719,600

Net assets available for benefits:
Beginning of year	65,015,270

End of year	$71,734,870

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program

Notes to Financial Statements

1.	Plan Description:

General

The CSK Auto, Inc. Retirement Program (the “Plan”) is a defined contribution plan, established for the benefit of all employees of CSK Auto, Inc. (the “Company”) who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code (“IRC”). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Effective May 1, 1999, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of the Company. CSK Auto Corporation is a holding company and has no business activity other than its investment in the Company. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian. JP Morgan Retirement Plan Services (the “Custodian”) provides record keeping, custodial services and administrative services for the Plan. During 2003, JP Morgan Chase Bank replaced UMB Bank, N.A. as the trustee (the “Trustee”). As of December 31, 2004, sixteen different fund choices are made available to Plan participants and all assets within the Plan are held in trust with the trustee. The options are composed of a variety of mutual funds, each with a unique strategy, and the CSK Auto Stock Fund.

Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) one year of service; (3) completion of 1,000 hours of service in one year; and (4) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. Employees who were eligible to participate in another qualified plan, the assets of which are transferred directly to the Plan, are also eligible to participate in the Plan.

Contributions

Plan participants may contribute up to 50% of their gross pay to the Plan, with a maximum employee contribution as determined by restrictions established by the Internal Revenue Service. Participants who will reach the age of 50 at any time within a calendar year may make elective deferrals beyond normally applicable deferral limits; the additional deferral is phased in over 5 years in $1,000 increments and is subject to certain other statutory limitations. The Company matches 40% of the participant’s contribution for participants with one to five years of service, 50% of the participant’s contribution for participants with five to ten years of service, and 60% of the participant’s contribution for participants with more than ten years of service to a maximum match of 4% of base salary. Participant contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the plan document and the IRC.

Vesting

Participants in the Plan are always fully vested in their own contributions as well as the Company’s matching 401(k) contributions and earnings thereon.

Administration

The Plan is sponsored by the Company and administered by the Retirement Committee, composed of not less than three employees of the Company, who are appointed by the Company’s Board of Directors. Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.

Benefit Payments

Benefit payments from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. Benefit payments from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment. Participant benefit payments are on a lump-sum basis.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

1.	Plan Description: (Continued)

Loans to Participants

The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the IRC. Interest is charged at a fixed rate based on the prime rate plus 200 basis points. Participant loans as of December 31, 2004 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2004, participant loans carried interest rates ranging from 5.25% to 11.50%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions. Loans are secured by the Participant’s previous contribution to the Plan.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.

2.	Significant Accounting Policies:

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2004 and 2003 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2004. Actual results could differ from those estimates.

Concentration of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund.

Investment Valuation

The Plan’s investments are stated at fair market value. Investments in the various investment funds are reported at fair value as measured by the Custodian based on the closing market price on the valuation date. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments

Benefit payments are recorded when paid.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003
Columbia Growth Fund	$6,718,428	$7,055,135
American Century GNMA Fund	7,663,603	7,921,910
American Century Ultra Fund	13,748,404	11,803,319
American Century Premium Money Market Fund	—	6,152,488
American Century Value Fund	6,212,093	5,361,751
American Century Strategic Allocations — Moderate Fund	12,721,395	11,705,298
American Century Stable Asset Fund	5,975,126	—
Neuberger Berman Genesis Fund	4,045,921	*
Twentieth Century International Growth Fund	3,707,510	*

* Investment was not over 5% of the Plan’s net assets in the 2003 Plan year.

Each of the above funds is a mutual fund.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,600,726 as follows:

Mutual funds	$3,865,139
CSK Auto Stock Fund	(264,413)

$3,600,726

4.	Excess Employee Deferrals:

The Plan failed to meet non-discrimination tests in accordance with Internal Revenue Service (“IRS”) regulations, and it was determined that certain participants would be refunded a portion of their contributions. These amounts are $380,209 and $295,466 at December 31, 2004 and 2003, respectively, and are reflected as reductions to net assets available for benefits.

5.	Tax Status of the Plan:

The Plan received its latest determination letter on December 18, 2001 in which the IRS stated that the Plan, as then designed, is in compliance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC.

6.	Parties in Interest

Certain investments of the Plan are shares of funds managed by the Custodian which provides recordkeeping, custodial services, and administrative services to the Plan. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of the Plan Sponsor. Since the Company’s common stock is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. Certain other plan investments are shares of mutual funds and Company common stock managed by American Century, a related party to the Plan’s Custodian. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

	December 31,	December 31,
	2004	2003
American Century	$51,885,725	$47,298,340
CSK Auto common stock	$2,223,497	$2,580,270

Purchases and sales within the Plan of CSK Auto Corporation common stock for the year ended December 31, 2004 were $221,409 and $170,326, respectively.

7.	Risks and Uncertainties

The Plan invests in various investment securities. The Plan provides participants the opportunity to invest in a variety of mutual funds and CSK Auto Corporation common stock. Each investment alternative is exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

CSK AUTO, INC. RETIREMENT PROGRAM

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
as of December 31, 2004

	(b) Identity of Issuer,	(c) Description of Investment, Including
	Borrower, Lessor or	Maturity Date, Collateral, Par		(e) Current
(a)	Similar Party	Or Maturity Value	(d) Cost **	Value
	Columbia Trust Company	Columbia Growth Fund	$ —	$6,718,428
*	American Century	American Century GNMA Fund	—	7,663,603
*	American Century	American Century Ultra Fund	—	13,748,404
*	American Century	American Century Stable Asset Fund	—	5,975,126
*	American Century	American Century Value Fund	—	6,212,093
*	American Century	Twentieth Century International Growth Fund	—	3,707,510
*	American Century	American Century Strategic Allocations - Conservative Fund	—	793,479
*	American Century	American Century Strategic Allocations - Moderate Fund	—	12,721,395
*	American Century	American Century Strategic Allocations - Aggressive Fund	—	871,050
*	American Century	American Century Equity Index – Int	—	193,065
	Franklin Templeton	Franklin Small Cap Growth Fund I - Class A	—	1,434,463
	Neuberger Berman	Neuberger Berman Genesis Fund	—	4,045,921
*	CSK Auto Corporation	CSK Auto Stock Fund	—	2,223,497
	AIM Family of Funds	AIM Mid Cap Core Equity	—	226,822
	Dodge & Cox	Dodge & Cox Stock Fund	—	1,888,206
	Vanguard	Vanguard Explorer	—	1,015,613
	Participant Loans	Various rates of interest ranging from 5.25% to 11.50%, maturing between 6 months and 5 years and collateralized by the participant’s account balance	—	2,588,824

			$ —	$72,027,499

*	A related party to the Plan’s custodian and Trustee and, therefore, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed. Therefore, disclosure of cost is not required.

See Report of Independent Registered Public Accounting Firm.